UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CROCS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

227046109

(CUSIP Number)

Prakash A. Melwani

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE CAPITAL PARTNERS VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,758,824.1465*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,689,858.6465*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,758,824.1465*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 198,503 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone Capital Partners VI L.P. and 1,000 shares of Preferred Stock held directly by Mr. Gregg S. Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	Blackstone Capital Partners VI L.P. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI-ESC L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,275.8535*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,275.8535*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,275.8535*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.04%†
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 497 shares of Preferred Stock held directly by Blackstone Family Investment Partnership VI-ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,758,824.1465*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,689,858.6465*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,758,824.1465*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 198,503 shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P. and 1,000 shares of Preferred Stock held directly by Mr. Gregg S. Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	Blackstone Management Associates VI L.L.C. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BMA VI L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,758,824.1465*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,689,858.6465*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,758,824.1465*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 198,503 shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P. and 1,000 shares of Preferred Stock held directly by Mr. Gregg S. Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	BMA VI L.L.C. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BCP VI SIDE-BY-SIDE GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,275.8535*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 34,275.8535*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,275.8535*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.04%†
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 497 shares of Preferred Stock held directly by Blackstone Family Investment Partnership VI-ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE HOLDINGS III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,793,100*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,724,134.5*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,793,100*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 200,000 aggregate shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P. and Mr. Gregg S. Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	Blackstone Holdings III L.P. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE HOLDINGS III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,793,100*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,724,134.5*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,793,100*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 200,000 aggregate shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P. and Mr. Gregg S. Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	Blackstone Holdings III GP L.P. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,793,100*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,724,134.5*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,793,100*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 200,000 aggregate shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P. and Mr. Gregg Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	Blackstone Holdings III GP Management L.L.C. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. THE BLACKSTONE GROUP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,795,579*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,726,613.5*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,795,579*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 200,000 aggregate shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P. and Mr. Gregg Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	The Blackstone Group L.P. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. BLACKSTONE GROUP MANAGEMENT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,795,579*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,726,613.5*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,795,579*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 200,000 aggregate shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P. and Mr. Gregg S. Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	Blackstone Group Management L.L.C. may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 227046109

1.	Names of Reporting Persons. STEPHEN A. SCHWARZMAN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,795,579*‡
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,726,613.5*
	10.	Shared Dispositive Power 68,965.5‡
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,795,579*‡
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.5%†
14.	Type of Reporting Person (See Instructions) IN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned includes 200,000 aggregate shares of Preferred Stock held directly by Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P. and Mr. Gregg S. Ribatt, convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
‡	Stephen A. Schwarzman may be deemed to beneficially own 1,000 shares of Preferred Stock held directly by Mr. Ribatt pursuant to an Assignment and Assumption Agreement, dated January 27, 2014, by and between Blackstone Capital Partners VI L.P. and Mr. Ribatt.
†	The calculation of the foregoing percentage is based on 88,435,783 shares of Common Stock outstanding as of October 25, 2013 as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 of Crocs, Inc. as filed with the Securities and Exchange Commission on October 30, 2013, plus the shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001(“Common Stock”) of Crocs, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 7477 East Drycreek Pkwy, Niwot, Colorado 80503.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) Blackstone Capital Partners VI L.P., a Delaware limited partnership (“BCP VI”) and (ii) Blackstone Family Investment Partnership VI-ESC L.P., a Delaware limited partnership (“BFIP VI”, and together with BCP VI, the “Blackstone Funds”) (iii) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (iv) BMA VI L.L.C., a Delaware limited liability company, (v) BCP VI Side-By-Side GP L.L.C., a Delaware limited liability company, (vi) Blackstone Holdings III L.P., an entity formed under the laws of Quebec, Canada, (vii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (viii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (ix) The Blackstone Group L.P., a Delaware limited partnership, and (x) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively with the Blackstone Funds, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen (together with the Blackstone Entities, the “Reporting Persons”)

The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of the Blackstone Funds consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as, the general partner of BCP VI. The principal business of BMA VI L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI L.L.C. The principal business of BCP VI Side-By-Side GP L.L.C. is performing the functions of, and serving as, the general partner of BFIP VI. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member and the owner of a majority in interest of BMA VI L.L.C and performing the functions of, and serving as, the sole member of BCP VI Side-by-Side GP L.L.C. and in similar capacities for other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 27, 2014, pursuant to a privately-negotiated Investment Agreement (as amended, the “Investment Agreement”) with the Issuer, the Blackstone Funds purchased 199,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), of the Issuer and Gregg S. Ribatt purchased 1,000 shares of Preferred Stock, in each case, for a cash purchase price of $990 per share of Preferred Stock, or approximately $198 million in the aggregate.

The Blackstone Funds’ payment of their portion of the aggregate purchase price was funded by capital contributions by the Blackstone Funds’ partners. Mr. Ribatt’s payment of his portion of the aggregate purchase price was made with cash on hand.

Item 4.	Purpose of Transaction.

The Blackstone Funds purchased the Preferred Stock under the Investment Agreement for investment purposes, subject to the following:

Pursuant to the Investment Agreement, the Issuer appointed two members to its board of directors (the “Board”) designated by BCP VI at the consummation of the purchase of Preferred Stock. The Investment Agreement further provides that, so long as BCP VI or certain of its permitted transferees (together, the “Blackstone Parties”) beneficially owns either the lesser of (i) 95% of the Preferred Stock or the as-converted Common Stock purchased pursuant to the Investment Agreement or (ii) 12.5% of the total outstanding shares of common stock of the Issuer (such level of ownership, the “Two-Director Threshold”), the Blackstone Parties will have the right to designate two directors to the Board. So long as the Blackstone Parties beneficially owns at least 25% of the Preferred Shares or the as-converted Common Stock purchased pursuant to the Investment Agreement, but less than the Two-Director Threshold, Blackstone will have the right to designate one director to the Board. The Blackstone Parties will also have the right to appoint one of its director designees to the CEO Search Committee of the Board. The representation afforded by the appointment of BCP VI’s representative on the Board may allow the Blackstone Entities to have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Further, pursuant to the Investment Agreement, until the date on which the Blackstone Parties are no longer entitled to designate any directors to the Board, BCP VI may not, without the consent of the Board, directly or indirectly, among other things (i) acquire beneficial ownership (as defined in Rule 13d-3 and Rule 13d-5 of the Securities Exchange Act of 1934, as amended) of any securities convertible or exchangeable into Common Stock if such action would result in the Blackstone Parties beneficially owning more than 25% of the Company’s total outstanding Common Stock, (ii) solicit any proxies to seek to control the Board or management of the Issuer, (iii) offer to acquire the Issuer’s, or certain of its subsidiaries’, Common Stock or assets or otherwise engage in any business combination involving the Issuer or (iv) enter into any discussions or agreements involving items (i) to (iii) of this sentence. Additionally, until the second anniversary of the closing under the Investment Agreement, without the consent of the Board, the Blackstone Parties may not transfer any Preferred Stock issued pursuant to the Investment Agreement or any Common Stock issued upon conversion of such Preferred Stock, except to certain permitted transferees, and the Blackstone Parties are further restricted for so long as any shares of Series A Preferred Stock issued pursuant to the Investment Agreement are outstanding from transferring to certain competitors of the Issuer or certain large stockholders of the Issuer.

Also pursuant to the terms of the Investment Agreement, the Board formed a special committee of the Board (the “Search Committee”) on January 24, 2014 and has granted to such committee the sole power and authority to identify, consider, assess, evaluate, research, and recommend individual nominees for the position of chief executive officer of the Issuer to replace John McCarvel, who announced his resignation from his position as president and chief executive officer of the Issuer. The Search Committee must include at least one designee of BCP VI and consistent with this provision, on January 27, 2014, the Board appointed Prakash Melwani, the designee of BCP VI, to the Search Committee. Any recommendation from the Search Committee with respect to a chief executive officer nominee requires the unanimous consent of the members of the Search Committee, and the Board may not appoint a new chief executive officer without the recommendation of the Search Committee. The Reporting Persons may engage in conversations with Prakash Melwani regarding the assessment of candidates for the position of chief executive officer of the Issuer and related matters.

The description of the Investment Agreement in Item 3 and this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

The Reporting Persons intend to review on a continuing basis the Blackstone Funds’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following disclosure assumes that there are 88,435,783 shares of Common Stock outstanding as of October 25, 2013, which number is based on information set forth in the Quarterly Report of the Issuer on Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on October 30, 2013.

As of the date hereof, 198,503 shares of Preferred Stock reported herein are held by BCP VI, convertible into Common Stock as described in Item 6 hereof.

As of the date hereof, 497 shares of Preferred Stock reported herein are held by Blackstone Family Investment Partnership VI-ESC L.P., convertible into Common Stock as described in Item 6 hereof.

Pursuant to an Assignment and Assumption Agreement between Gregg S. Ribatt and BCP VI, BCP VI may be deemed to be the beneficial owner of 1,000 shares of Preferred Stock held directly by Mr. Ribatt.

On January 27, 2014, the Issuer granted 2,479 shares of Common Stock to Mr. Prakash Melwani, an employee of The Blackstone Group L.P. and/or one of its affiliates, under the Issuer’s 2007 Equity Incentive Plan (as amended). Pursuant to arrangements between Mr. Melwani and Blackstone, Mr. Melwani was required to transfer to Blackstone any and all compensation received in connection with his directorship for any company Blackstone invests in or advises, such as the Issuer. Blackstone has designated Blackstone Management Partners L.L.C. (“BMP”), an indirect subsidiary of The Blackstone Group L.P., as the entity to receive Mr. Melwani’s shares. As such, each of The Blackstone Group L.P., Blackstone Group Management L.L.C. and Stephen A. Schwarzman may be deemed to beneficially own the shares beneficially owned by BMP.

Blackstone Management Associates VI L.L.C. is the general partner of BCP VI, and in that capacity, directs its operations. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C., and in that capacity, directs its operations. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C., and in capacity, directs its operations.

BCP VI Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI-ESC L.P., and in that capacity, directs its operations. Blackstone Holdings III L.P. is the managing member of BCP VI Side-by-Side GP L.L.C., and in capacity, directs its operations.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P., and in that capacity directs its operations. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Blackstone Funds to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference.

The preferences, limitations, powers and relative rights of the Preferred Stock are set forth in the Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”). Holders of Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. The Preferred Stock rank senior to the Common Stock and to any other classes of common and preferred stock, as to dividend and liquidation rights, winding up and dissolution. The Preferred Stock will have a stated value of $1,000 per share. Holders of Preferred Stock will be entitled to cumulative dividends payable quarterly in cash at a rate of 6% per annum, as set forth in the Certificate of Designations. If the Issuer fails to make timely dividend payments, the dividend rate will increase to 8% per annum until such time as all accrued but unpaid dividends have been paid in full. Holders of Preferred Stock will also be entitled to receive dividends declared or paid on the Common Stock on an as-converted basis.

Pursuant to the Investment Agreement and the Certificate of Designations, each share of Preferred Stock is convertible at the option of the holders at any time at a conversion rate equal to 68.9655 shares of Common Stock. The conversion rate is subject to customary anti-dilution and other adjustments. At the election of the Issuer, all or a portion of the Preferred Stock will be convertible into the relevant number of shares of Common Stock on or after the third anniversary of the date of issuance of the Preferred Stock, if the closing price of the Common Stock equals or exceeds $29.00 for 20 consecutive trading days.

At any time after eight years from the issue date of the Preferred Stock, the Issuer will have the right to redeem and the holders of the Preferred Stock will have the right to require the Issuer to repurchase, all or any portion of the Preferred Stock at 100% of the stated value thereof plus all accrued but unpaid dividends. Upon certain change of control events involving the Issuer, the holders can require the Issuer to repurchase the Preferred Stock at 101% of the stated value thereof plus all accrued but unpaid dividends.

1,000 shares of Preferred Stock held directly by Gregg S. Ribatt are subject to an Assignment and Assumption Agreement, dated as of January 27, 2014 (the “Assignment and Assumption Agreement”), between Mr. Ribatt and BCP VI pursuant to which (i) Mr. Ribatt is prohibited from directly or indirectly, selling, transferring, assigning, pledging, encumbering, hypothecating or similarly disposing of, either voluntarily or involuntarily, or entering into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of any Preferred Stock without the written consent of BCP VI, (ii) Mr. Ribatt is prohibited from converting any Preferred Stock without the written consent of BCP VI, (iii) Mr. Ribatt is required to vote his Preferred Stock or Common Stock (if applicable) as directed by BCP VI on any matter in which such Preferred Stock or Common Stock is entitled to vote, (iv) Mr. Ribatt is required to convert any shares of Preferred Stock he holds if so requested by BCP VI and (v) in connection with any matter that requires the consent or approval or election of holders of Preferred Stock, Mr. Ribatt is required to provide or withhold such consent, approval or election as directed by BCP VI.

On January 27, 2014, the Issuer, the Blackstone Funds and Mr. Ribatt entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to the Blackstone Funds and Mr. Ribatt certain customary demand and piggyback registration rights in respect of the shares of Preferred Stock and any shares of Common Stock issued upon conversion of the Preferred Stock. The Registration Rights Agreement contains customary terms and conditions, including certain customary indemnification obligations.

The description of the Investment Agreement, the Certificate of Designations, the Assumption and Assignment Agreement and the Registration Rights Agreement in Item 3 and this Item 6 is not intended to be complete and is qualified in its entirety by the agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated February 5, 2014, among the Reporting Persons (filed herewith).

2.	Investment Agreement, dated December 28, 2013, by and among the Issuer and Blackstone Capital Partners VI L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 30, 2013).

3.	Amendment to the Investment Agreement, dated January 27, 2014, by and among the Issuer and Blackstone Capital Partners VI L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on January 27, 2014).

4.	Registration Rights Agreement, dated January 27, 2014, by and among the Issuer and Blackstone Capital Partners VI L.P. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed on January 27, 2014).

5.	Certificate of Designations of Preferences and Rights of the Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on January 27, 2014).

6.	Assignment and Assumption Agreement, dated January 27, 2014, by and among Blackstone Capital Partners VI L.P. and Gregg S. Ribatt (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2014

BLACKSTONE CAPITAL PARTNERS VI L.P.
By: Blackstone Management Associates VI, L.L.C., its general partner
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI-ESC L.P.
By: BCP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer
BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman